UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of DECEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

FIAT ANNOUNCES EXCLUSIVE NEGOTIATIONS TO SELL FRAIKIN

Fiat announces that it has entered into an exclusive negotiation period with EURAZEO of France to complete an agreement regarding the sale of 100% of the shares of Fraikin, a company fully owned by Iveco.

With estimated sales for the year 2002 in excess of 570 million euro, Fraikin is the leader in the French long-term truck rental market.

The sale of Fraikin is part of the disposal program aimed at improving the financial structure of the Fiat Group and meeting its debt reduction targets.

This program has included the recent sale of Fiat’s entire stake in General Motors for an amount of over 1.1 billion dollars, as well as the agreement reached with a group of creditor banks on the terms for the sale of 51% of the European retail financing activities of Fidis Retail to the banks.

Turin, December 27, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 27, 2002

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney